UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-35729

JOYY Inc.

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

JOYY Inc. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in mainland China.

To the Company’s knowledge based on its register of members and public EDGAR filings made by its shareholders, no shareholders other than Mr. David Xueling Li, Top Brands Holdings Limited and T. ROWE PRICE ASSOCIATES, INC. beneficially owned 5% or more of the Company’s outstanding shares as of March 31, 2023. Mr. David Xueling Li, Top Brands Holdings Limited and T. ROWE PRICE ASSOCIATES, INC. held an aggregate of 81.2% of the total voting power among the Company’s shareholders as of March 31, 2023.

•	Mr. David Xueling Li, chairman of board of directors and chief executive officer of the Company, beneficially owned 160,505,284 Class A common shares and 203,768,062 Class B common shares of the Company as of March 31, 2023, representing 26.5% of the Company’s total issued and outstanding shares and 50.9% of the total voting power among the Company’s shareholders as of March 31, 2023.
•	Top Brand Holdings Limited is a company incorporated under the laws of British Virgin Islands that is wholly owned and controlled by Mr. Jun Lei. To the Company’s knowledge, Top Brand Holdings Limited is not owned or controlled by a governmental entity of mainland China. Top Brand Holdings Limited held 122,741,483 Class B common shares of the Company as of March 31, 2023, representing 8.9% of the Company’s total issued and outstanding shares and 28.5% of the total voting power among the Company’s shareholders as of March 31, 2023. The voting rights of such 122,741,483 Class B common shares were delegated to Mr. David Xueling Li in August 2016, which resulted in Mr. David Xueling Li holding an aggregate of 79.4% of the total voting power among the Company’s shareholders as of March 31, 2023.
•	T. ROWE PRICE ASSOCIATES, INC. is a company incorporated under the laws of state of Maryland that is controlled by T. Rowe Price Group, Inc., a global investment management firm. To the Company’s knowledge, T. ROWE PRICE ASSOCIATES, INC. is not owned or controlled by a governmental entity of mainland China. As reported in a Schedule 13G/A filed by T. ROWE PRICE ASSOCIATES, INC. with the SEC on February 14, 2023, T. ROWE PRICE ASSOCIATES, INC. beneficially owned 78,363,440 Class A common shares of the Company as of December 31, 2022. Assuming T.ROWE PRICE ASSOCIATES, INC.’s shareholding has not changed since December 31, 2022, it represented 5.7% of the Company’s total issued and outstanding shares and 1.8% of the total voting power among the Company’s shareholders as of March 31, 2023.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that otherwise controls the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOYY INC.

By:	/s/ David Xueling Li
	Name:	David Xueling Li
	Title:	Chairman and Chief Executive Officer

Date: April 27, 2023